SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           -----------------------

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                           -----------------------

                      ROGERS WIRELESS COMMUNICATIONS INC.

--------------------------------------------------------------------------------
                               (Name of Issuer)

                       CLASS B RESTRICTED VOTING SHARES
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   775102205
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                             DAVID P. MILLER, ESQ.
                          ROGERS COMMUNICATIONS INC.
                            333 BLOOR STREET EAST
                                  10TH FLOOR
                           TORONTO, ONTARIO M4W 1G9
                                    CANADA
                                (416) 935-1100
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copy to:
                             John T. Gaffney, Esq.
                          Cravath, Swaine & Moore LLP
                                Worldwide Plaza
                               825 Eighth Avenue
                            New York, NY 10019-7475
                                (212) 474-1000

                               OCTOBER 13, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7 for other parties to whom copies are to be sent.


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No.775102205

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Rogers Communications Inc.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Not applicable
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

-------------------------------------------------------------------------------
3    SEC USE ONLY



-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Columbia, Canada

-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         127,732,187

   SHARES      ----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         127,732,187

   PERSON      ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

-------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   Rogers Communications Inc. ("RCI") acquired 62,820,371 Class A Multiple Voting Shares of Rogers Wireless Communications Inc. ("RWCI") prior to the registration of the Class A Multiple Voting Shares under the Securities Exchange Act of 1934 (the "Exchange Act"). In addition, RCI acquired 16,317,644 RWCI Class B Restricted Voting Shares prior to the registration of the RWCI Class B Restricted Voting Shares under the Exchange Act.

               On September 13, 2004, RCI entered into an agreement (the "Purchase Agreement") with JVII General Partnership ("JVII"), a partnership controlled by AT&T Wireless Services, Inc., to purchase 27,647,888 RWCI Class A Multiple Voting Shares owned by JVII, which are convertible on a share-for-share basis into RWCI Class B Restricted Voting Shares, and to purchase JVII's 20,946,284 RWCI Class B Restricted Voting Shares.

               On October 13, 2004, RCI assigned its rights under the Purchase Agreement to RWCI Acquisition Inc. ("RCI Subco"), a wholly owned subsidiary of RCI, and RCI Subco assumed RCI's obligations under the Purchase Agreement.

               On October 13, 2004, all 27,647,888 of JVII's RWCI Class A Multiple Voting Shares were converted into RWCI Class B
          Restricted Voting Shares. RCI Subco then purchased all 48,594,172 RWCI Class B Restricted Voting Shares from JVII.

               After the closing of this purchase transaction and conversion of JVII's Class A Multiple Voting Shares, RCI beneficially owns 62,820,371 RWCI Class A Multiple Voting Shares and 64,911,816 RWCI Class B Restricted Voting Shares (16,317,644 directly and 48,594,172 through its ownership of RCI Subco). If all of RCI's RWCI Class A Multiple Voting Shares were converted into RWCI Class B Restricted Voting Shares, RCI would own 127,732,187 RWCI Class B Restricted Voting Shares.

     ---------------------------------------------------------------------------

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                    [  ]

     ---------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     89.4%
     ---------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO, HC
     ---------------------------------------------------------------------------

CUSIP No.   775102205
--------------------------------------------------------------------------------

1.   NAMES OF REPORTING PERSONS:

     RWCI Acquisition Inc.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Not  applicable.
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Columbia, Canada

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         48,594,172

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         48,594,172

   PERSON      -----------------------------------------------------------------

              10   SHARED DISPOSITIVE POWER

                    0

              ------------------------------------------------------------------


     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               On September 13, 2004, RCI entered into the Purchase Agreement with JVII to purchase 27,647,888 RWCI Class A Multiple Voting Shares owned by JVII, which are convertible on a share-for-share basis into RWCI Class B Restricted Voting Shares, and to purchase JVII's 20,946,284 RWCI Class B Restricted Voting Shares.

               On October 13, 2004, RCI assigned its rights under the Purchase Agreement to RCI Subco, and RCI Subco assumed RCI's obligations under the Purchase Agreement.

               On October 13, 2004, all 27,647,888 of JVII's RWCI Class A Multiple Voting Shares were converted into RWCI Class B
          Restricted Voting Shares. RCI Subco then purchased all 48,594,172 RWCI Class B Restricted Voting Shares from JVII.

               After the closing of this purchase transaction and conversion of the Class A Multiple Voting Shares, RCI Subco beneficially owns 48,594,172 RWCI Class B Restricted Voting Shares.

     ---------------------------------------------------------------------------

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                     [  ]


     ---------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.9%
     ---------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
     ---------------------------------------------------------------------------

CUSIP No.   775102205
--------------------------------------------------------------------------------

1.   NAMES OF REPORTING PERSONS:

     Edward Samuel Rogers

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Not  applicable.
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions):

     Not applicable.

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         127,732,187

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

 REPORTING         127,732,187

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               RCI acquired 62,820,371 Class A Multiple Voting Shares of RWCI prior to the registration of the Class A Multiple Voting Shares under the Exchange Act. In addition, RCI acquired 16,317,644 RWCI Class B Restricted Voting Shares prior to the registration of the RWCI Class B Restricted Voting Shares under the Exchange Act.

               On September 13, 2004, RCI entered into the Purchase Agreement with JVII to purchase 27,647,888 RWCI Class A Multiple Voting Shares owned by JVII, which are convertible on a share-for-share basis into RWCI Class B Restricted Voting Shares, and to purchase JVII's 20,946,284 RWCI Class B Restricted Voting Shares.

               On October 13, 2004, RCI assigned its rights under the Purchase Agreement to RCI Subco, a wholly owned subsidiary of RCI, and RCI Subco assumed RCI's obligations under the Purchase Agreement.

               On October 13, 2004, all 27,647,888 of JVII's RWCI Class A Multiple Voting Shares were converted into RWCI Class B Restricted Voting Shares. RCI Subco then purchased all 48,594,172 RWCI Class B Restriced Voting Shares from JVII.

               After the closing of this purchase transaction and conversion of JVII's Class A Multiple Voting Shares, RCI beneficially owns 62,820,371 RWCI Class A Multiple Voting Shares and 64,911,816 RWCI Class B Restricted Voting Shares (16,317,644 directly and 48,594,172 through its ownership of RCI Subco). If all of RCI's RWCI Class A Multiple Voting Shares were converted into RWCI Class B Restricted Voting Shares, RCI would own 127,732,187 RWCI Class B Restricted Voting Shares. Edward S. Rogers, through his beneficial ownership of RCI, beneficially owns the same shares.

     ---------------------------------------------------------------------------

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                 [  ]

     ---------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     89.4%
     ---------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN, HC

     ---------------------------------------------------------------------------

ITEM 2.  IDENTITY AND BACKGROUND

RCI, RCI SUBCO AND ROGERS:

A.   NAME:

     Rogers Communications Inc. ("RCI")
     RWCI Acquisition Inc. ("RCI Subco")
     Edward Samuel Rogers ("Rogers")

B.   BUSINESS ADDRESS:

     For RCI, RCI Subco and Rogers:
     333 Bloor Street East, 10th Floor
     Toronto, Ontario Canada M4W  1G9

C.   PRINCIPAL BUSINESS, OCCUPATION OR EMPLOYMENT:

     RCI:

          Rogers Communications Inc. is a diversified Canadian communications and media company, which is engaged in cable television, high-speed Internet access and video retailing through its subsidiary Rogers Cable Inc.; wireless voice and data communications services through its subsidiary Rogers Wireless Communications Inc.; and radio, television broadcasting, televised shopping and publishing businesses through its subsidiary Rogers Media Inc.

     RCI Subco:
          RCI Subco is a wholly owned subsidiary of RCI and directly owns 48,594,172 RWCI Class B Restricted Voting Shares.

          Rogers: Edward S. Rogers is Director, President and Chief Executive Officer of Rogers Communications Inc., 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9 Canada. Mr. Rogers is also President and Chief Executive Officer of RCI Subco.


D. None.

E. None.

F. CITIZENSHIP:

   RCI: British Columbia
   RCI Subco: British Columbia
   Rogers: Canada

OTHER DIRECTORS AND EXECUTIVE OFFICERS OF RCI AND RCI SUBCO:

     The following tables provide information concerning the name, business address and principal occupation or employment of each present director and executive officer of RCI and of RCI Subco. Unless indicated otherwise, each person is a citizen of Canada.

     None of the persons listed below has been (1) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), or (2) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.


RCI DIRECTORS:


NAME AND PRINCIPAL BUSINESS ADDRESS     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
--------------------------------------  -----------------------------------------------------------------------------

Ronald D. Besse.......................  Director of RCI.  President, BesseCo Holdings.
BesseCo Holdings Inc.
44 Victoria Street, Suite #601
Toronto, Ontario
M5C 1Y2

H. Garfield Emerson, Q.C. ............  Chairman of the Board of RCI. National Chair of Fasken Martineau DuMoulin
Fasken Martineau DuMoulin LLP           LLP, a national law firm. Mr. Emerson is also a director of Rogers
Toronto Dominion Bank Tower             Wireless Communications Inc., Rogers Cable Inc., Rogers Media Inc. and Rogers
P.O. Box 20, Suite 4200                 Telecommunications Limited.
66 Wellington Street
West Toronto-Dominion Centre
Toronto, Ontario
M5K 1N6

Peter C. Godsoe.......................  Director of RCI.  Mr. Godsoe is Chairman of Fairmont Hotels & Resorts and
Scotia Plaza                            Sobeys Inc.
40 King Street West, Suite 3005
Toronto, Ontario
M5H 1H1

Thomas I. Hull........................  Director of RCI.  Chairman and Chief Executive Officer of The Hull Group
The Hull Group                          of Companies (insurance).  Mr. Hull is also a director of Rogers Wireless
BCE Place                               Communications Inc., Rogers Media Inc. and Rogers Telecommunications Limited.
181 Bay Street, Suite 4200
Toronto, Ontario
M5J 2T3

Robert W. Korthals....................  Director of RCI.  Chairman of the Ontario Teachers Pension Plan Board.
P.O. Box 298, Suite 4545
Royal Trust Tower, TD Centre
77 King Street West
Toronto, Ontario
M5K 1K2

Philip B. Lind .......................  Vice-Chairman of RCI.
Rogers Communications Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

Alexander Mikalachki .................  Director of RCI.
Rogers Communications Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9



The Hon. David R. Peterson, P.C., Q.C.  Director of RCI.  Chairman of Cassels Brock & Blackwell LLP, a law firm.
Cassels Brock & Blackwell LLP           Mr. Peterson is also a director of a number of boards that include Rogers
Suite 2100, 40 King Street West         Wireless Inc. and Rogers Wireless Communications Inc.
Toronto, Ontario
M5H 3C2

Edward Rogers.........................  Director, President and Chief Executive Officer of RCI.
Rogers Cable Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

Melinda Rogers........................  Director and Vice President, Strategic Planning and Venture Investments of RCI.
Rogers Communications Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

William T. Schleyer ..................  Director of RCI. Chairman and Chief Executive Officer of Adelphia Communications
Adelphia Communications Corp.           Corp., a cable television and Internet access provider.  Mr. Schleyer is an
5619 DTC Parkway                        American citizen.
Greenwood Village, CO 80111

John A. Tory .........................  Director of RCI. President of Thomson Investments Limited.
Thomson Investments Limited
65 Queen Street West, 21st Floor
Toronto, Ontario
M5H 2M8

J. Christopher C. Wansbrough .........  Director of RCI. Chairman, Rogers Telecommunications Limited. Mr. Rogers is
Telecommunications Limited Rogers       also a director of Rogers Wireless Communications Inc. and Rogers Wireless Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

Colin D. Watson.......................  Director of RCI.  President and Chief Executive Officer, Vector Aerospace
Vector Aerospace Corporation            (aeronautics). Mr. Watson is also a director of Rogers Cable Inc.
105 Bedford Road
Toronto, Ontario
M5R 2K4

W. David Wilson.......................  Director of RCI. Vice-Chairman, Bank of Nova Scotia and Chairman and Chief
Scotia Capital Inc.                     Executive Officer, Scotia Capital Inc.
7th Floor, Box 4085
40 King Street West
Scotia Plaza
Toronto, Ontario
M5W 2X6

Loretta A. Rogers.....................  Director of RCI.  Mrs. Rogers also serves as a director of Rogers Wireless
Rogers Communications Inc.              Communications Inc., Rogers Wireless Inc. and Rogers Telecommunications Limited.
333 Bloor Street East, 10th Floo
Toronto, Ontario
M4W 1G9


RCI EXECUTIVE OFFICERS:


NAME AND PRINCIPAL BUSINESS ADDRESS     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
--------------------------------------  -----------------------------------------------------------------------------

Philip B. Lind .......................  Vice-Chairman of RCI.
Rogers Communications Inc
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

Alexander R. Brock....................  Vice President, Business Development of RCI.
Rogers Communications Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

M. Lorraine Daly......................  Vice President and Treasurer of RCI. Ms. Daly is also Vice President and
Rogers Communications Inc.              Treasurer of Rogers Wireless Communications Inc. and RCI Subco and a director
333 Bloor Street East, 10th Floor       of RCI Subco.
Toronto, Ontario
M4W 1G9

Bruce D. Day..........................  Vice President, Corporate Development of RCI.  Mr. Day is also Director and
Rogers Communications Inc.              Vice President, Corporate Development of RCI Subco.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

Kenneth G. Engelhart....................Vice President, Regulatory Law of RCI.  Mr. Engelhart is also Vice President,
Rogers Communications Inc.              Regulatory Law of Rogers Wireless Communications Inc. and Rogers Wireless Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

Alan D. Horn, CA......................  Vice President, Finance and Chief Financial Officer of RCI. Mr. Horn is also
Rogers Communications Inc.              Vice President, Finance and Chief Financial Officer of RCI Subco.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

Jan L. Innes..........................  Vice President, Communications of RCI.
Rogers Communications Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

Bruce M. Mann.........................  Vice President, Investor Relations of RCI.
Rogers Communications Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

Ronan D. McGrath......................  President, Rogers Shared Services and Chief Information Officer of RCI.
Rogers Communications Inc.
One Mount Pleasant Road
Toronto, Ontario
M4Y 2Y5



Graeme H. McPhail.....................  Vice President and Associate General Counsel of RCI.  Mr. McPhail is also
Rogers Communications Inc.              Vice President and Associate General Counsel of Rogers Wireless
333 Bloor Street East, 10th Floor       Communications Inc., Rogers Wireless Inc., and RCI Subco.
Toronto, Ontario
M4W 1G9

David P. Miller                         Vice President and General Counsel to RCI.  Mr. Miller is also Vice
Rogers Communications Inc.              President, General Counsel and Secretary of Rogers Wireless Inc.;
333 Bloor Street East, 10th Floor       Vice President and General Counsel of Rogers Wireless
Toronto, Ontario                        Communications Inc.; and Director and Vice President, General
M4W 1G9                                 Counsel and Secretary of RCI Subco.

Edward Rogers.........................  Director, President and Chief Executive Officer of RCI.
Rogers Cable Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

Melinda Rogers........................  Director and Vice President, Strategic Planning and Venture
Rogers Communications Inc.              Investments of RCI.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

Thomas A. Turner......................  Vice President, Convergence of RCI.
Rogers Communications Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

Anthony P. Viner......................  Senior Vice President, Media of RCI.  Mr. Viner also serves as
Rogers Communications Inc.              Director, President and Chief Executive Officer of Rogers Media Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

E. Jennifer Warren....................  Vice President and Assistant General Counsel of RCI.
Rogers Communications Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

David J. Watt.........................  Vice President, Business Economics of RCI.
Rogers Communications Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9


RCI SUBCO DIRECTORS:


NAME AND PRINCIPAL BUSINESS ADDRESS     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
--------------------------------------  -----------------------------------------------------------------------------

M. Lorraine Daly......................  Director, Vice President and Treasurer of RCI Subco. Ms. Daly is
Rogers Communications Inc.              also Vice President and Treasurer of RCI and Rogers Wireless Communications
333 Bloor Street East, 10th Floor       Inc.
Toronto, Ontario
M4W 1G9

Bruce D. Day..........................  Director and Vice President, Corporate Development of RCI Subco. Mr. Day is
Rogers Communications Inc.              also Vice President, Corporate Development of RCI.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

David P. Miller.......................  Director and Vice President, General Counsel and Secretary of RCI Subco.
Rogers Communications Inc.              Mr. Miller is also Vice President and General Counsel to RCI and Rogers
333 Bloor Street East, 10th Floor       Wireless Communications Inc. and Vice President, General Counsel and
Toronto, Ontario                        Secretary of Rogers Wireless Inc.
M4W 1G9




RCI SUBCO EXECUTIVE OFFICERS:


NAME AND PRINCIPAL BUSINESS ADDRESS     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
--------------------------------------  -----------------------------------------------------------------------------

M. Lorraine Daly......................  Director, Vice President and Treasurer of RCI Subco. Ms. Daly is also Vice
Rogers Communications Inc.              President and Treasurer of RCI and Rogers Wireless Communications Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

Bruce D. Day..........................  Director and Vice President, Corporate Development of RCI Subco. Mr. Day is
Rogers Communications Inc.              also Vice President, Corporate Development of RCI.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

David P. Miller.........................Director and Vice President, General Counsel and Secretary of RCI Subco. Mr.
Rogers Communications Inc.              Miller is also Vice President and General Counsel to RCI and Rogers Wireless
333 Bloor Street East, 10th Floor       Communications Inc. and Vice President, General Counsel and Secretary of
Toronto, Ontario                        Rogers Wireless Inc.
M4W 1G9

Graeme H. McPhail.....................  Vice President and Associate General Counsel of RCI Subco.  Mr. McPhail is
Rogers Communications Inc.              also Vice President and Associate General Counsel of RCI, Rogers Wireless
333 Bloor Street East, 10th Floor       Communications Inc. and Rogers Wireless Inc.
Toronto, Ontario
M4W 1G9

Alan D. Horn, CA......................  Vice President, Finance and Chief Financial Officer of RCI Subco. Mr. Horn is
Rogers Communications Inc.              also Vice President, Finance and Chief Financial Officer of RCI.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

RCI AND RCI SUBCO:

     RCI acquired 62,820,371 RWCI Class A Multiple Voting Shares prior to the registration of the Class A Multiple Voting Shares under the Exchange Act. In addition, RCI acquired 16,317,644 RWCI Class B Restricted Voting Shares prior to the registration of the RWCI Class B Restricted Voting Shares under the Exchange Act.

     In the Purchase Transaction described in Item 5(c) hereto, RCI Subco paid an aggregate purchase price of Cdn.$1,767,370,035.64 or approximately US$1,412,427,104.32 (using the noon spot exchange rate as reported by the Bank of Canada on October 8, 2004 (Cdn.$1.2513=US$1.00)) in cash for 27,647,888
RWCI Class A Multiple Voting Shares (which on closing were converted into RWCI Class B Restricted Voting Shares) and 20,946,284 RWCI Class B Restricted Voting Shares. RCI Subco funded this purchase using cash on hand from a capital contribution by its sole shareholder, RCI. RCI funded its capital contribution using a bridge financing facility of up to two years with a group of Canadian financial institutions, which is incorporated by reference to
Exhibit 99.1 to RCI's report of foreign issuer on Form 6-K filed with the Securities and Exchange Commission on October 13, 2004.

DIRECTORS AND EXECUTIVE OFFICERS OF RCI AND RCI SUBCO:

     Not applicable.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

RCI, RCI SUBCO AND ROGERS:

a. After the closing of the Purchase Transaction described in Item 5(c) hereto and conversion of JVII's Class A Multiple Voting Shares, RCI beneficially owns 62,820,371 RWCI Class A Multiple Voting Shares and 64,911,816 RWCI Class B Restricted Voting Shares (16,317,644 directly and 48,594,172 through its ownership of RCI Subco). If all of RCI's RWCI Class A Multiple Voting Shares were converted into RWCI Class B Restricted Voting Shares, RCI would own 127,732,187 RWCI Class B Restricted Voting Shares, representing 89.4% of the outstanding RWCI Class B Restricted Voting Shares.

     Edward S. Rogers, through his beneficial ownership of RCI, beneficially owns the same shares.

     RCI Subco beneficially owns 48,594,172 RWCI Class B Restricted Voting Shares, representing 33.9% of the outstanding RWCI Class B Restricted Voting Shares.

b.   (i)  sole power to vote or direct the vote:
                RCI: 127,732,187
                RCI Subco: 48,594,172
                Rogers: 127,732,187

     (ii) shared power to vote or direct the vote:
                RCI: 0
                RCI Subco:  0
                Rogers:  0

     (iii) sole power to dispose or to direct the disposition of: RCI:
                127,732,187
                RCI Subco:  48,594,172
                Rogers:  127,732,187

     (iv) shared power to dispose or to direct the disposition of:
                RCI: 0
                RCI Subco:  0
                Rogers:  0

c. On September 13, 2004, RCI entered into an agreement (the "Purchase Agreement") with JVII to purchase in Canada JVII's 27,647,888 RWCI Class A Multiple Voting Shares (which prior to closing were converted into RWCI Class B Restricted Voting Shares) and JVII's 20,946,284 RWCI Class B Restricted Voting Shares (the "Purchase Transaction"). On October 13, 2004, RCI assigned its rights under the Purchase Agreement to RCI Subco. On October 13, 2004, RCI Subco closed the Purchase Transaction with JVII. The shares were acquired for a cash purchase price of Cdn.$36.37 per share, representing an aggregate purchase price of Cdn.$1,767,370,035.64 or approximately US$1,412,427,104.32 (using the noon spot exchange rate as reported by the Bank of Canada on October 8, 2004 (Cdn.$1.2513=US$1.00)).

d.   Not applicable.

e.   Not applicable.


OTHER DIRECTORS AND EXECUTIVE OFFICERS OF RCI AND RCI SUBCO:

     H. GARFIELD EMERSON directly owns 1,000 RWCI Class B Restricted Voting Shares, representing 0.0% of the total RWCI Class B Restricted Voting Shares. Mr. Emerson has sole voting and dispositive power over all 1,000 of such shares.

     THOMAS I. HULL directly owns 1,000 RWCI Class B Restricted Voting Shares, representing 0.0% of the total RWCI Class B Restricted Voting Shares. Mr. Hull has sole voting and dispositive power over all 1,000 of such shares.

     THE HON. DAVID R. PETERSON, P.C., Q.C. directly owns 2,000 RWCI Class B Restricted Voting Shares, representing 0.0% of the total RWCI Class B Restricted Voting Shares. Mr. Peterson has sole voting and dispositive power over all 1,000 of such shares.

     EDWARD ROGERS directly owns 1,000 RWCI Class B Restricted Voting Shares, representing 0.0% of the total RWCI Class B Restricted Voting Shares. Mr. Rogers has sole voting and dispositive power over all 1,000 of such shares.

     MELINDA ROGERS directly owns 1,000 RWCI Class B Restricted Voting Shares, representing 0.0% of the total RWCI Class B Restricted Voting Shares. Ms. Rogers has sole voting and dispositive power over all 1,000 of such shares.

     LORETTA ROGERS directly owns 1,000 RWCI Class B Restricted Voting Shares, representing 0.0% of the total RWCI Class B Restricted Voting Shares. Mrs. Rogers has sole voting and dispositive power over all 1,000 of such shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Credit Agreement dated as of October 13, 2004 among Rogers Communications Inc., the lenders named therein and The Bank of Nova Scotia as administrative agent (incorporated by reference to Exhibit 99.1 to RCI's report of foreign issuer on Form 6-K filed with the Securities and Exchange Commission on October 15, 2004)

2. Assignment Agreement between Rogers Communications Inc. and RWCI Acquisition Inc., dated as of October 13, 2004

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2004


                                        ROGERS COMMUNICATIONS INC.


                                        By: /s/ Graeme McPhail
                                           -------------------------------------
                                           Name:  Graeme McPhail
                                           Title: Vice President, Associate
                                                  General Counsel

                                        RWCI ACQUISITION INC.


                                        By: /s/ Graeme McPhail
                                           -------------------------------------
                                           Name:  Graeme McPhail
                                           Title: Vice President, Associate
                                                  General Counsel


                                        EDWARD SAMUEL ROGERS


                                           /s/ Edward S. Rogers
                                           -------------------------------------

                                EXHIBIT INDEX


EXHIBIT NUMBER        DESCRIPTION
----------------     -----------------------------------------------------------

99.1 Credit Agreement dated as of October 13, 2004 among Rogers Communications Inc., the lenders named therein and The Bank of Nova Scotia as administrative agent (incorporated by reference to Exhibit 99.1 to RCI's report of foreign issuer on Form 6-K filed with the Securities and Exchange Commission on October 15, 2004)

99.2                  Assignment Agreement between Rogers Communications Inc.
                      and RWCI Acquisition Inc., dated as of October 13, 2004